PRESS RELEASE, DATED JUNE 4, 2025

Exhibit 99.1

FORAGER CAPITAL MANAGEMENT DENIES ITS OFFER WAS UNSOLICITED AND REQUESTS THAT QUIPT TERMINATE ITS STANDSTILL AGREEMENT

Birmingham, Alabama, June 4, 2025 — Forager Capital Management ("**Forager**"), one of the largest shareholders of Quipt Home Medical Corp. ("**Quipt**") (NASDAQ: QIPT; TSX: QIPT), requests that Quipt immediately and unequivocally retract its false and misleading statement made in its press release on May 21, 2025 relating to Forager's offer to acquire 100% of Quipt's issued and outstanding common shares at a price of $3.10 per common share. Forager's priority is value crystallization for shareholders and correcting misinformation—not engaging in a public dispute with Quipt.

Quipt's characterization of Forager's May 17, 2025 Letter of Intent as "unsolicited" is disingenuous. Section 9 of the Non-Disclosure and Standstill Agreement entered on February 1, 2025 (the "**Agreement**") states that Forager is permitted to make an offer with advance written notice from the Quipt Board of Directors. Forager received an email from the Chairman of the Board of Directors on May 15, 2025 inviting Forager to access additional data so it could make its best offer. Forager determined it had sufficient data to formulate its offer and interpreted the Chairman's email as a good-faith invitation to engage and responded accordingly. Moreover, Forager gave the Board prompt notice pursuant to Section 6 of the Agreement to which Forager never received any objection.

Quipt is using Section 9 of the Agreement to paint Forager as a bad actor and to suggest to shareholders that Forager is prohibited from making an offer, while simultaneously using Section 1 to prevent Forager from disclosing relevant, material facts to those same shareholders. Shareholders deserve the opportunity to receive and evaluate all offers that increase shareholder value.

Forager requests that Quipt terminate the Agreement. This request is costless and overwhelmingly in the best interest of shareholders.

Media Contact Info:

Johnny Wilhelm, Partner
Forager Capital Management, LLC
info@foragercap.com